

September 25, 2014

Via E-mail
Mr. Ralph D'Ambrosio
Chief Financial Officer
L-3 Communications Holdings, Inc.
L-3 Communications Corporation
600 Third Avenue
New York, NY 10016

> **Re:**  **L-3 Communications Holdings, Inc.**
> **L-3 Communications Corporation**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 25, 2014**
> **Form 8-K filed July 31, 2014**
> **Response dated September 10, 2014**
> **File No. 001-14141**
> **File No. 333-46983**

Dear Mr. D'Ambrosio:

    We have reviewed your response and your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

Form 8-K filed July 31, 2014

1.    We note your response to comment 2.  Refer to Table G.  Please tell us the nature of the out-of-period sales adjustments, consisting of a $16 million sales increase for the Aerospace Systems segment and a $10 million sales increase for the Communications Systems segment.  Additionally, tell us when these amounts were initially recorded and why the timing of these amounts have changed for revenue recognition purposes.

2.      Regarding the out-of-period adjustments, please reconcile for us the information provided to us in your response to comment 2 with the adjustment amounts disclosed in Table G.

3.      Based on the reasons for the "previously identified errors" and your internal review of the DOD contract, tell us if you have re-evaluated the effectiveness of your internal controls over financial reporting and what your conclusions are.

4.      We note your response to comment 3.  Tell us more in detail the nature of a fixed price logistics and maintenance support contract, why such contract is not covered under ASC 605-35-15-3c, and why immediate loss recognition is precluded, even when costs to complete such service agreement together with any related deferred costs exceed revenues expected to be realized under the agreement.

        You may contact Kathryn T. Jacobson, Senior Staff Accountant, at 202-551-3365 or Robert S. Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters.  Please contact Emily Drazan, Staff Attorney, at 202-551-3208 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director